Exhibit 24

ORANGE COUNTY -
POUGHKEEPSIE LIMITED
PARTNERSHIP

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001

                                                                               .
                                                                               .
                                                                               .

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

                                                               PAGE
INDEPENDENT AUDITORS' REPORT                                     56

      Balance Sheets                                             57
      December 31, 2003 and 2002

      Statements of Operations                                   58
      For the years ended December 31, 2003, 2002 and 2001

      Statements of Changes in Partners' Capital                 59
      For the years ended December 31, 2003, 2002 and 2001

      Statements of Cash Flows                                   60
      For the years ended December 31, 2003, 2002 and 2001

      Notes to Financial Statements                           61-66

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Orange County - Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the "Partnership") as of December 31, 2003 and 2002, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
New York, New York
February 23, 2004

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(DOLLARS IN THOUSANDS)

                                                   2003        2002
ASSETS

CURRENT ASSETS:
  Accounts receivable, net of allowances of
    $20 and $1 in 2003 and 2002, respectively    $     73    $    117
  Unbilled revenue                                    866       1,125
  Due from general partner                         19,766      33,881
  Prepaid expenses and other current assets            48          34
                                                 --------    --------

           Total current assets                    20,753      35,157

PROPERTY, PLANT AND EQUIPMENT - Net                29,622      29,473

DEFERRED CHARGES AND OTHER ASSETS - Net                 1           2
                                                 --------    --------
TOTAL ASSETS                                     $ 50,376    $ 64,632
                                                 ========    ========

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities       $    348    $  1,235
  Advance billings                                    310         247
                                                 --------    --------

           Total current liabilities                  658       1,482

COMMITMENTS AND CONTINGENCIES (NOTES 5 and 7)

PARTNERS' CAPITAL                                  49,718      63,150
                                                 --------    --------
TOTAL LIABILITIES AND PARTNERS' CAPITAL          $ 50,376    $ 64,632
                                                 ========    ========

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(DOLLARS IN THOUSANDS)

                                                   2003        2002        2001
OPERATING REVENUE:
  Service revenue                                $144,643    $114,591    $ 81,952

OPERATING COSTS AND EXPENSES:
  Cost of service                                  17,248      11,652       9,691
  General and administrative                        2,123       2,900       2,625
  Depreciation and amortization                     5,179       4,225       3,583
                                                 --------    --------    --------

           Total operating costs and expenses      24,550      18,777      15,899
                                                 --------    --------    --------

OPERATING INCOME                                  120,093      95,814      66,053

INTEREST AND OTHER INCOME - Net                     1,475       1,555       1,167
                                                 --------    --------    --------
NET INCOME                                       $121,568    $ 97,369    $ 67,220
                                                 ========    ========    ========

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(DOLLARS IN THOUSANDS)

                                              GENERAL PARTNER                LIMITED PARTNERS
                                      -------------------------------    ------------------------
                                                                                         WARWICK
                                      NYNEX MOBILE        VERIZON          TACONIC        VALLEY       TOTAL
                                         LIMITED          WIRELESS        TELEPHONE     TELEPHONE    PARTNERS'
                                      PARTNERSHIP 2    OF THE EAST LP    CORPORATION     COMPANY      CAPITAL
BALANCE, JANUARY 1, 2001              $      41,277    $            -    $     3,642    $   3,642    $  48,561
  Net income                                 57,138                 -          5,041        5,041       67,220
  Distribution to partners                  (59,500)                -         (5,250)      (5,250)     (70,000)
                                      -------------    --------------    -----------    ---------    ---------

BALANCE, DECEMBER 31, 2001                   38,915                 -          3,433        3,433       45,781
  Net income                                 46,092            36,671          7,303        7,303       97,369
  Distribution to partners                  (25,500)          (42,500)        (6,000)      (6,000)     (80,000)
  Transfer of Partnership interest          (59,507)           59,507              -            -            -
                                      -------------    --------------    -----------    ---------    ---------
BALANCE, DECEMBER 31, 2002                        -            53,678          4,736        4,736       63,150
  Net income                                      -           103,332          9,118        9,118      121,568
  Distribution to partners                        -          (114,750)       (10,125)     (10,125)    (135,000)
                                      -------------    --------------    -----------    ---------    ---------
BALANCE, DECEMBER 31, 2003            $           -    $       42,260    $     3,729    $   3,729    $  49,718
                                      =============    ==============    ===========    =========    =========

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(DOLLARS IN THOUSANDS)

                                                                             2003          2002         2001
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $  121,568    $   97,369    $   67,220
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for uncollectible accounts receivable, net of recoveries            30             0           (31)
    Depreciation and amortization                                              5,179         4,225         3,583
    Changes in certain assets and liabilities:
      Accounts receivable                                                         14           378         1,795
      Unbilled revenue                                                           259           420          (433)
      Prepaid expenses and other current assets                                  (14)          104           (30)
      Deferred charges and other assets                                            1             3             2
      Accounts payable and accrued liabilities                                  (887)          901        (1,646)
      Advance billings                                                            63            51            24
                                                                          ----------    ----------    ----------

           Net cash provided by operating activities                         126,213       103,451        70,484
                                                                          ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                        (5,328)       (7,706)       (4,887)
  Proceeds from sale of property, plant and equipment                              -            64             -
                                                                          ----------    ----------    ----------

           Net cash used in investing activities                              (5,328)       (7,642)       (4,887)
                                                                          ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease (increase) in due from general partner, net                        14,115       (15,809)        4,403
  Distribution to partners                                                  (135,000)      (80,000)      (70,000)
                                                                          ----------    ----------    ----------

           Net cash used in financing activities                            (120,885)      (95,809)      (65,597)
                                                                          ----------    ----------    ----------

INCREASE IN CASH                                                                   -             -             -

CASH, BEGINNING OF YEAR                                                            -             -             -
                                                                          ----------    ----------    ----------

CASH, END OF YEAR                                                         $        -    $        -    $        -
                                                                          ==========    ==========    ==========

See notes to financial statements.

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
(DOLLARS IN THOUSANDS)

1.   ORGANIZATION AND MANAGEMENT

ORANGE COUNTY - POUGHKEEPSIE LIMITED PARTNERSHIP - Orange County - Poughkeepsie Limited Partnership (the "Partnership") was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York service areas.

The partners and their respective ownership percentages as of December 31, 2003 are as follows:

Managing and general partner:

  Verizon Wireless of the East LP*                 85.0%

Limited partners:

  Taconic Telephone Corporation ("Taconic")         7.5%
  Warwick Valley Telephone Company ("Warwick")      7.5%

* Prior to August 15, 2002 NYNEX Mobile LP 2 was the managing and general partner of the Partnership. On August 15, 2002 NYNEX Mobile LP 2 transferred its 85% partnership interest to its affiliate, Verizon Wireless of the East LP. Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC (the General Partner) and Verizon Wireless Acquisition South LLC (the LP), which hold a controlling interest, and Price Communications which has a preferred interest. Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) ("Cellco").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION - The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements and Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition.

Approximately 98%, 98%, and 96% of the Partnership's 2003, 2002 and 2001 revenue is affiliate revenue due to the fact that Cellco is the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, depreciation and amortization, useful life and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

OPERATING EXPENSES - Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of administrative and operating costs incurred by the general partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, based on the Partnership's percentage of customers or gross adds, as applicable, are reasonable.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment primarily represents costs incurred to construct and enhance Mobile Telephone Switching Offices ("MTSOs") and cell sites within the Partnership's network. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

Network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC LICENSES - The Federal Communications Commission ("FCC") issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. The current term of both of the Partnership's FCC licenses expire in January 2008. Both of the Partnership's licenses are recorded on the books of Cellco. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership's cellular licenses.

VALUATION OF ASSETS - Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The FCC licenses recorded on the books of Cellco are evaluated for impairment, by Cellco, under the guidance set forth in Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The FCC licenses are treated as an indefinite life intangible asset under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco's nationwide footprint are tested in the aggregate for impairment under SFAS No. 142. When testing the carrying value of the wireless licenses for impairment, Cellco determines the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets. If the fair value of the aggregated wireless licenses as determined above is less than the aggregated carrying amount of the licenses, an impairment will be recognized by Cellco. Any impairment loss recognized by Cellco will be allocated to its consolidated subsidiaries based upon a reasonable methodology. No impairment was recognized in 2003 and 2002. Future tests for impairment will be performed by Cellco at least annually and more often if events or circumstances warrant.

CONCENTRATIONS - To the extent the Partnership's customer receivables become delinquent, collection activities commence. The general partner accounts for 88.8% and 88.2% of the accounts receivable balance at December 31, 2003, and 2002 respectively. The Partnership maintains an allowance for losses based on the expected collectibility of accounts receivable.

Approximately 98%, 98%, and 96% of the Partnership's 2003, 2002 and 2001 revenue is affiliate revenue.

The general partner relies on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership's operating results.

Although the general partner attempts to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership's operations. If the suppliers are unable to meet the general partner's needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

FINANCIAL INSTRUMENTS - The Partnership's trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

INCOME TAXES - The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

SEGMENTS - The Partnership has one reportable business segment and operates domestically only. The Partnership's products and services are materially comprised of wireless telecommunications services.

DUE FROM GENERAL PARTNER - Due from General Partner principally represents the Partnership's cash position. The general partner manages all cash and financing activities of the Partnership. As such, the change in Due from General Partner is reflected as a financing activity in the Statements of Cash Flows. Additionally, administrative and operating costs incurred by the general partner on behalf of the Partnership are charged to the Partnership through this account. Interest income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco's average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.0%, 5.5%, and 4.6% at December 31, 2003, 2002 and 2001, respectively. Included in Other Income, Net is net interest income related to the Due from General Partner balance of $1,472, $1,553 and $1,167 for the years ended December 31, 2003, 2002 and 2001, respectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In June 2001, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." This standard requires entities to recognize the fair value of any legal obligation associated with the retirement of long-lived assets and to capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Partnership adopted the standard January 1, 2003. The adoption of SFAS No. 143 had no material effect on the Partnership's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard re-addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It concludes that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Partnership adopted the standard effective January 1, 2002. The adoption of SFAS No. 144 had no material effect on the Partnership's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard nullifies Emerging Issue Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard requires the recognition of a liability for a cost associated with an exit or disposal activity at the time the liability is incurred, rather than at the commitment date to exit a plan as required by EITF 94-3. The Partnership adopted this standard January 1, 2003. The adoption of SFAS No. 146 had no material effect on the Partnership's financial statements.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard establishes guidance for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial statement embodies an obligation of the issuer. Many of those instruments were previously classified as equity. This standard was effective for financial instruments entered into or modified after May 31, 2003. For existing instruments created before the issuance date of this statement, this standard was effective July 1, 2003. The adoption of SFAS 150 had no material effect on the Partnership's financial statements.

RECLASSIFICATIONS - Certain reclassifications have been made to the 2002 and 2001 year financial statements to conform to the current year presentation.

DISTRIBUTIONS - The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership's operating results, cash availability and financing needs as determined by the general partner at the date of the distribution. In January 2004, the Partnership made a distribution of $22 million to its partners.

3.   PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, consist of the following:

                                                             DECEMBER 31,
      (DOLLARS IN THOUSANDS)          USEFUL LIVES       2003           2002
----------------------------------    ------------    -----------    -----------
Buildings and improvements             10-40 years    $    11,245    $    10,521
Wireless plant equipment                3-15 years         44,525         40,502
Furniture, fixtures and equipment        2-7 years            318            318
                                                      -----------    -----------

                                                           56,088         51,341

Less accumulated depreciation                             (26,466)       (21,868)
                                                      -----------    -----------

Property, plant and equipment, net                    $    29,622    $    29,473
                                                      ===========    ===========

Property, plant, and equipment, net, include the following:

Allocated capitalized network engineering costs of $415 and $466 were recorded during the years ended December 31, 2003 and 2002 respectively.

Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $852 and $2,373 at December 31, 2003 and 2002 respectively.

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $5,179, $4,225 and $3,582 respectively.

4.   TRANSACTIONS WITH AFFILIATES

Significant transactions with affiliates are summarized as follows:

                                                YEARS ENDED DECEMBER 31,
        (DOLLARS IN THOUSANDS)             2003          2002          2001
------------------------------------    ----------    ----------    ----------
REVENUE:
Operating revenues (b)                  $  138,796    $  109,232    $   76,609
Cellsite allocated revenues (c)              2,963         3,037         1,981
COST OF SERVICE:
Direct telecommunication charges (a)           274           302           335
Allocation of cost of service (a)            3,315         1,105         1,737
Allocation of switch usage cost (a)          7,256         5,077         3,760
SELLING, GENERAL AND ADMINISTRATIVE:
Allocation of certain general and
  administrative expenses (a)                1,797         1,399         1,497

     (a) Expenses were allocated based on the Partnership's percentage of customers, gross adds or minutes of use where applicable. The Partnership believes the allocations are reasonable.

     (b) Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

     (c) Cellsite allocated revenues, based on the Partnership's percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

5.   COMMITMENTS

The general partner, on behalf of the Partnership, and the Partnership have entered into operating leases for facilities and equipment used in its operations. Some lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index. For the years ended December 31, 2003, 2002 and 2001, the Partnership recognized a total of $1,234, $1,100 and $934, respectively, as rent expense related to payments under these operating leases, which is included in cost of service and general and administrative expenses in the accompanying Statements of Operations.

Future minimum rental commitments under noncancelable operating leases, excluding renewal options which the Partnership intends to exercise, for the years shown are as follows:

(DOLLARS IN THOUSANDS)
                               AMOUNT
----------------------       ---------
YEARS
2004                         $   1,248
2005                             1,161
2006                             1,062
2007                               878
2008                               764
2009 and thereafter                851
                             ---------
Total minimum payments       $   5,964
                             =========

     From time to time the general partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6.   VALUATION AND QUALIFYING ACCOUNTS

                                   BALANCE AT     ADDITIONS     WRITE-OFFS     BALANCE AT
                                    BEGINNING     CHARGED TO       NET OF          END
    (DOLLARS IN THOUSANDS)         OF THE YEAR    OPERATIONS    RECOVERIES    OF THE YEAR
-------------------------------    -----------    ----------    ----------    -----------
Accounts Receivable Allowances:
  2002                             $         -    $        1    $        -    $         1
  2003                                       1            49           (30)            20

7.   CONTINGENCIES

Cellco is subject to lawsuits and other claims including class actions, product liability, patent infringement, intellectual property, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits against Cellco and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that the Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorneys general in a number of states are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2003 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial position or operating results of the Partnership.

                                     ******